Gmail

Ashton Horiuchi [redacted]

Sharing a project

1 message

Ashton Horiuchi [redacted]
To: Dean Lambert [redacted]

Wed, Sep 24, 2025 at 4:36 PM

Hi Dean,
Im just sharing a demo of my new startup called Echo, which i co-founded with grammy-winning producer Ivan “ill Factor” Corraliza. It’s all about changing the way people connect with music and stories.

Link: https://www.loom.com/share/7dd31e1b7c724d28ab027073b041574a?sid=ef0d8d02-7a2b-4f05-a7b4-8bd1668272cc

After viewing please share some info back with us so we can make improvements:
How do you discover new music currently?
What would make you share an artist's track with friends?
If Echo offered rewards for sharing artists' music, what rewards would excite you?
Are you more inclined to share music or invest in a musician?
If you invested in a song or artist, what would you expect in return? 10% within 30-90 days, 20% for longer term, nothing but access to the artists events, tickets, merch, etc.?

Even a sentence or two would mean a lot.

If you send us your responses in 48 hours we will enter your name in a raffle to be the very first stakeholder of our first Echo drop! You can own a piece of music history!

If Echo resonates with you, we are opening up a chance to be an owner through Wefund.

https://wefunder.com/echo.music

Thanks so much,
Ashton